KONECRANES

FILE 82-4297

Administration and Communications
Liisa Siren
Tel. +358-20 427 2016
Fax +358-20 427 2103
Email: liisa.siren@kcigroup.com

3 October, 2002

02055537

re Rule 12 g3-2(b)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED OCT 1 4 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 154

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes International Plc (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange published by the Company on 2 October, 2002.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Franciska Janzon
Investor Relations Manager

Liisa Siren
secretary

PROCESSED
NOV 0 4 2002
THOMSON FINANCIAL

dw 10/28

FILE 82-4297

KONECRANES PRESS RELEASE

Group Communications and Investor Relations
Franciska Janzon

2 October, 2002
7.10 p.m.

KCI KONECRANES COMMENTS ON MARKET RUMOURS

A rumour has come to the Group's attention according to which KCI Konecranes' customer Polish shipyard Stocznia Gdynia S.A. would be in financial difficulties and that this could generate big credit losses for KCI Konecranes. As there has been a extraordinary dip in KCI Konecranes´ share price we cannot exclude its possible relation with the above mentioned rumour. Our comment:

In August 2000, KCI Konecranes received an order of 75 million euros from Gdynia Shipyard. The order consisted of one Goliath Gantry Crane (worth approximately 30 million euros) to the shipyard for its own use and of fourteen Shipboard Gantry Cranes. The shipboard gantry cranes are scheduled to be delivered according to the completion of the vessels during 2002 and 2003. Each vessel is equipped with two shipboard Gantry cranes. The vessels have been ordered by US-based Westwood Shipping Lines.

So far the Goliath Gantry Crane for the shipyards´ own use has been delivered, taken into use and fully paid for. Also the cranes for two vessels (four cranes) have been delivered and there is no exraordinary bad debt risk. Approx. 56 % of or 46 million euros of the total order value has already been delivered and paid for.

The order progression has been somewhat slow but considering the overall delivery time frame the project is almost on schedule.

The end customer has confirmed to KCI Konecranes that the shipbuilding program will be completed and that the undelivered cranes (= 10 units) will be built in due time and delivered.

The delay of the deliveries has no significant effect on KCI Konecranes sales and results for the year 2002.

For further information, please contact:

KCI Konecranes International Plc
Teuvo Rintamäki, Chief Financial Officer
Tel. +358-40 749 6109